July 22, 2013

VIA COURIER AND EDGAR

Re:	SAIC Gemini, Inc.
Amendment No. 2 to Registration
Statement on Form 10-12B
File No. 001-35832

Ms. Luna Bloom

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Dear Ms. Bloom:

On behalf of SAIC Gemini, Inc. (“New SAIC”), we hereby provide the following response to your comment letter, dated June 28, 2013, regarding the above mentioned Registration Statement (the “Registration Statement”). To assist your review, we have retyped the text of the Staff’s comment in italics below. The response and information described below are based upon information provided to us by New SAIC. Capitalized terms used but not otherwise defined herein shall have the same meaning ascribed to them in the Registration Statement.

Notes to Combined Financial Statements

Note 1. Summary of Significant Accounting Policies

Principles of Combination and Basis of Presentation, page F-7

1.	You state in your response to prior comment 4 that the determination of which components to transfer to New SAIC was based on an assessment of the nature of the work performed and the markets served by each operation. Please provide us with a breakdown of the various discrete business operations that were included in Parent’s Defense Solutions Group; identify which operations were transferred to New SAIC and which remained with Parent and include the revenues and operating income for each. In addition, please describe the nature of the work performed and the markets serviced for each discrete business operation.

The determination of which components of the Defense Solutions Group to transfer to New SAIC was based on an assessment of the nature of the work performed by each operation. Those operations providing technical, engineering and enterprise IT services were designated as part of New SAIC. The operations providing development, integration and sustainment solutions were designated to remain part of Parent. In that regard, we are supplementally submitting the information requested by the Staff for the various discrete business operations that were included in Parent’s Defense Solutions Group being transferred to New SAIC and those remaining with Parent.

As more fully described in the Registration Statement, New SAIC’s technical and engineering service offerings include maintenance of systems, program support services as well as logistics, training and simulation services. Further, New SAIC’s enterprise IT service offerings include design, management and operations of our customers’ entire IT infrastructure. These service offerings primarily involve the provision of labor and are in contrast to the offerings retained by Parent from Parent’s Defense Solutions Group which consist of development, integration and sustainment solutions that often involve highly customized or proprietary hardware or products in addition to the provision of labor.

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New SAIC is aware of its obligations under the Securities Exchange Act of 1934, as amended. New SAIC acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call Gary L. Sellers at 212-455-2695 or Xavier Kowalski at 212-455-3804 with any questions or further comments you may have regarding the Registration Statement or if you wish to discuss the above responses.

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Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

cc:	Securities and Exchange Commission

Mark P. Shuman

Laura Veator

Kathleen Collins

SAIC Gemini, Inc.

Raymond Veldman

Paul Greiner

John Hartley